EXHIBIT 12.1

CDW CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year ended December 31,					Nine months ended September 30
(dollars in millions)	2011	2012	2013	2014	2015	2016
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$28.3	$185.8	$194.9	$385.5	$657.2	$508.7

Distributed income from equity investees	0.5	1.2	1.0	1.1	1.0	1.0

Fixed charges	324.9	312.4	254.3	202.8	164.5	118.3

Total earnings	$353.7	$499.4	$450.2	$589.4	$822.7	$628.0

Computation of fixed charges:
Interest expense	$302.0	$294.4	$241.8	$191.3	$153.5	$109.6

Amortization of deferred financing costs and debt premium	15.7	13.6	8.8	6.4	6.4	4.8

Portion of rent expense representative of interest (1)	7.2	4.4	3.7	5.1	4.6	4.0

Total fixed charges	$324.9	$312.4	$254.3	$202.8	$164.5	$118.4

Ratio of earnings to fixed charges	1.1	1.6	1.8	2.9	5.0	5.3

(1)	Fixed charges include a reasonable estimation of the interest factor included in rental expense.